Filed Pursuant to Rule 433
Registration No. 333-202281

Term Sheet

April 11, 2017

Issuer:	Toyota Motor Credit Corporation
Security:	Fixed Rate Medium-Term Notes, Series B
Title:	2.900% Medium-Term Notes, Series B due April 17, 2024
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: Aa3 (stable outlook)
Standard & Poor’s Ratings Services: AA- (stable outlook)
CUSIP/ISIN:	89236TDW2 / US89236TDW27
Pricing Date:	April 11, 2017
Settlement Date:

April 17, 2017 (T+4)

The Issuer expects that delivery of the notes will be made against payment therefor on the Settlement Date, which will be the fourth U.S. business day following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the Pricing Date will be required by virtue of the fact that the notes initially will settle in four business days to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

Maturity Date:	April 17, 2024
Principal Amount:	$500,000,000
Benchmark Treasury:	UST 2.125% due March 31, 2024
Treasury Yield:	2.108%
Spread to Treasury:	+80 basis points
Price to Public:	99.950%
Commission:	0.400%
Net Proceeds to Issuer:	99.550% / $497,750,000
Coupon:	2.900% per annum
Yield:	2.908%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	Each April 17 and October 17, beginning on October 17, 2017 and ending on the maturity date
Day Count Convention:	30/360
Business Day Convention:	Following, unadjusted
Business Days:	New York
Calculation Agent:	Deutsche Bank Trust Company Americas
Optional Make-Whole Redemption:	T + 15 bps
The notes will be redeemable before their maturity, in whole or in part, at the Issuer’s option at any time, at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus accrued and unpaid interest thereon to the date of redemption.

“Comparable Treasury Issue” means, with respect to the notes, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.
“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Calculation Agent obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.
“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Calculation Agent after consultation with the Issuer.
“Reference Treasury Dealer” means each of Barclays Capital Inc., HSBC Securities (USA) Inc., Lloyds Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, or their respective affiliates; provided, however, that if any of the foregoing or their affiliates cease to be a primary U.S. Government securities dealer in the United States, the Issuer will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.
“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Calculation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Calculation Agent by such Reference Treasury Dealer at 3:30 p.m. New York time on the third Business Day preceding such redemption date.
“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.
Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed. Unless the Issuer defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.
Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	Barclays Capital Inc. HSBC Securities (USA) Inc. Lloyds Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Co-Managers:	CastleOak Securities, L.P. Fifth Third Securities, Inc. ING Financial Markets LLC Multi-Bank Securities, Inc. Santander Investment Securities Inc. U.S. Bancorp Investments, Inc.
DTC Number:	#773
Concurrent Offering:	Concurrently with this offering of the Notes, the Issuer is also offering by means of a separate term sheet (i) $650,000,000 Floating Rate Medium-Term Notes, Series B due April 17, 2020 and (ii) $1,100,000,000 1.950% Medium-Term Notes, Series B due April 17, 2020 (collectively, the “Other Notes”). This term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Other Notes. Any offering of the Other Notes may be made only by means of a prospectus and related prospectus supplement.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated February 26, 2015 and the related prospectus dated February 25, 2015; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, calling HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, calling Lloyds Securities Inc. collect at 1-212-930-5000, calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 and calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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